Exhibit 4.1

CERTIFICATE OF DESIGNATION
OF THE
SERIES A CONVERTIBLE PREFERRED STOCK
OF
CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

The terms of the authorized Series A Convertible Preferred Stock of Central European Media Enterprises Ltd., a company incorporated under the laws of Bermuda (the “Company”), shall be as set forth below in this Certificate of Designation of the Company (this “Certificate of Designation”) pursuant to Bye-Law 3(7) of the Bye-Laws of the Company, as such Certificate of Designation has been approved by a duly constituted committee of the Board of Directors of the Company (the “Board of Directors”) on July 2, 2012.

(a)           DESIGNATION.

(1)           There is hereby created from the authorized and unissued preferred stock of the Company, par value $0.08 per share (the “Preferred Stock”), one series of Preferred Stock consisting of one convertible preferred share that is hereby designated by the Board of Directors as the Company's “Series A Convertible Preferred Stock” (the “Preferred Share”).

(2)           The Preferred Share, when exchanged, converted or otherwise acquired by the Company, shall be cancelled and shall be restored to the status of authorized but unissued Preferred Stock of the Company, without designation as to series, and may thereafter be reissued.

(b)           CURRENCY. The Preferred Share shall be denominated in United States currency, and all payments and distributions thereon or with respect thereto shall be made in United States currency.  All references herein to “$” or “dollars” refer to United States currency.

(c)           RANKING. The Preferred Share shall, with respect to rights upon liquidation, winding up or dissolution, rank prior to the Class A Common Stock of the Company, par value $0.08 per share (the “Class A Common Stock”), and the shares of any Class B Common Stock of the Company, par value $0.08 per share, and any other series of common stock of the Company (any of the foregoing, “Common Stock”).

(d)           DIVIDENDS.  The holder of the Preferred Share shall be entitled to receive, from funds legally available therefor, dividends payable when, as and if dividends (including, without limitation, any dividend consisting of stock or other securities or property or rights of the Company) are declared by the Board of Directors with respect to any shares of the Common Stock and the Preferred Share shall rank pari passu with the Common Stock in the payment of dividends.  Dividends shall be payable on the outstanding Preferred Share in an amount equal to the amount of such dividends as would be payable with respect to the number of shares of Class A Common Stock into which such Preferred Share is convertible pursuant to Section (h) hereof.  Dividends shall be non-cumulative.

(e)           LIQUIDATION PREFERENCE.

(1)           Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holder of the Preferred Share shall be entitled to payment out of the assets of the Company available for distribution of an amount equal to the then effective Liquidation Preference for the Preferred Share held by such holder before any distribution is made on any shares of Common Stock.  “Liquidation Preference” means an amount equal to $84,197,981.99.

 (2)           Neither the voluntary sale, conveyance, exchange or transfer (for cash, shares, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation, merger or amalgamation of the Company with or into any person or the consolidation, merger or amalgamation of any person with or into the Company shall alone be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company, or a reduction or decrease in the capital of the Company, without the adoption of a formal plan of liquidation by the Company.

(f)           CHANGE OF CONTROL EVENT.

In connection with any Change of Control Event (as defined below), the Preferred Share shall be treated as if converted into Class A Common Stock and receive the consideration due to the holders of Class A Common Stock in connection with the Change of Control Event.

For purposes hereof, a “Change of Control Event” means (in each case, in one transaction or a series of related transaction):   (i) any merger, consolidation, amalgamation, tender offer, recapitalization, reorganization, scheme of arrangement or any other transaction resulting in the shareholders of the Company immediately before such transaction owning, directly or indirectly, less than a majority of the aggregate voting power of the resultant entity; or (ii) any sale of all or substantially all of the assets of the Company, in each case, in one transaction or in a series of related transactions.

(g)           VOTING RIGHTS.  The holder of the Preferred Share shall be entitled to (i) vote with the holders of the Class A Common Stock on all matters submitted for a vote of holders of Common Stock, (ii) a number of votes equal to the number of shares of Class A Common Stock into which the Preferred Share is then convertible at the time of the related record date pursuant to Section (h)(2) hereof and (iii) notice of all stockholders’ meetings (or pursuant to any action by written consent) in accordance with the Memorandum of Association and Amended and Restated Bye-Laws of the Company as if the holder of the Preferred Stock were a holder of Common Stock.  Except as provided by Bermuda law, the holder of the Preferred Share shall vote together with the holders of the Common Stock as a single class.

(h)           CONVERSION.

(1)           No Optional Conversion or Redemption . Neither the holder of the Preferred Share nor the Company may convert or redeem the Preferred Share at its option, whether in whole or in part.

(2)           Conversion at the Group Cap End Date. The Preferred Share shall be automatically converted into a number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the Liquidation Preference by (y) the Conversion Price (as defined below) (as such share number may be adjusted pursuant to Section (i) below, the “Conversion Shares”) on the date that is 61 days after the date on which the number of outstanding shares of Class A Common Stock owned by the holder of the Preferred Share (assuming the conversion of the Preferred Share into shares of Class A Common Stock in accordance with the terms hereof), when aggregated with the outstanding shares of Class A Common Stock of any group (as this term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) that includes the holder and any of the holder’s Affiliates, would not result in the holder of the Preferred Share being a beneficial owner (as this term is used in Section 13(d)(3) of the Exchange Act) of more than 49.9% of the outstanding shares of Class A Common Stock of the Company (the “Group Cap End Date”).  Such conversion and issuance of the Conversion Shares shall be effected on the Group Cap End Date by way of the Company’s redeeming the Preferred Share pursuant to Section 42 of the Bermuda Companies Act 1981 (the “Act”) at a price equal to $84,197,981.99 and applying proceeds otherwise payable therefrom as consideration for the issuance of the Conversion Shares.  Any premium payable in connection with the issuance of the Conversion Shares shall be provided for solely from additional paid-in capital of the Company (i.e., from the Company’s share premium account) pursuant to Section 40 of the Act.

For purposes hereof, “Affiliate” means any other person or entity that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such first person or entity. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise).

(3)           Mechanics of Conversion.  The holder of the Preferred Share shall give notice in writing to the Company at least 30 days prior to the Group Cap End Date.  The holder of the Preferred Share agrees to provide the Company with any information the Company reasonably requires of the holder of the Preferred Share and/or its Affiliates for determining the Group Cap End Date.  In connection with the conversion of the Preferred Share under Section (h)(2), on or prior to the Group Cap End Date, the holder shall surrender the Preferred Share certificate, duly endorsed, or deliver an appropriate indemnity agreement in the event of the holder’s loss of such certificate, at the office of the Company or its transfer agent for the Preferred Share and shall give written notice to the Company of the name in which the certificate for the shares of Common Stock is to be issued. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Preferred Share, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such shares of Class A Common Stock shall bear such legends as may be required, including those set forth in the Subscription and Equity Commitment Agreement between the Company and the Time Warner Media Holdings B.V. dated as of April 30, 2012.

(4)           Taxes.  Issuances of certificates for shares of Common Stock upon conversion of the Preferred Share shall be made without charge to the holder of the Preferred Share for any issue or transfer tax (other than taxes in respect of any transfer occurring contemporaneously therewith or as a result of the holder being a non-U.S. person) or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that if the holder of the Preferred Share specifies under Section (h)(3) hereof that the Common Stock to be issued on conversion are to be issued in a name or names other than the name or names in which such surrendered Preferred Share stands, the Company shall not be required to pay any transfer or other taxes incurred by reason of the issuance of such shares of Common Stock to the name of another.

(5)           Reservation of Shares.  The Company shall at all times reserve and keep available, free from pre-emptive rights, for issuance upon the conversion of the Preferred Share, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the conversion of the Preferred Share.  Prior to the delivery of any securities which the Company shall be obligated to deliver upon conversion of the Preferred Share, the Company shall comply with all applicable laws and regulations, and any applicable requirement of the NASDAQ Global Select Market.  All shares of Common Stock delivered upon conversion of the Preferred Share will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any pre-emptive rights. The Company will procure, at its sole expense, the listing of the shares of Class A Common Stock into which the Preferred Share is convertible, subject to issuance or notice of issuance on the NASDAQ Global Select Market.

(i)            ADJUSTMENTS.

(1)           If the Company shall (i) declare a dividend or make a distribution in shares of Common Stock, (ii) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify the outstanding Common Stock into a smaller number of shares, the applicable Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by multiplying the Conversion Price at which the share of Preferred Stock was theretofore convertible by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action, and the denominator of which shall be the number of shares of Common Stock outstanding immediately following such action. The initial Conversion Price shall be $7.51 per share.

(2)           If any capital reorganization or reclassification of the capital stock of the Company, or consolidation, amalgamation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected (other than a Change of Control Event) in such a way that holders of Common Stock shall be entitled to receive stock, securities, cash or other property with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, amalgamation, merger or sale, lawful and adequate provision shall be made whereby the holder of the Preferred Share shall have the right to acquire and receive upon conversion of the Preferred Share such shares of stock, securities, cash or other property issuable or payable (as part of the reorganization, reclassification, consolidation, amalgamation, merger or sale) with respect to or in exchange for such number of outstanding shares of Common Stock as would have been received upon conversion of the Preferred Share at the Conversion Price then in effect.  The Company, the entity formed by the consolidation or amalgamation or resulting from the merger or which acquires or leases such assets or which acquires the Company’s capital stock, as the case may be, shall make any required provisions in its certificate or articles of incorporation or other constituent documents to establish such rights and to ensure that the dividend, liquidation preference, voting and other rights of the holders of Preferred Stock established herein are unchanged, except as permitted herein or as required by applicable law, rule or regulation.  To the extent required, the certificate or articles of incorporation or other constituent documents shall provide for adjustments, which, for events subsequent to the effective date of the certificate or articles of incorporation or other constituent documents, shall be as nearly equivalent as may be practicable to the adjustments provided for herein.

(3)           Whenever the Conversion Price shall be adjusted as provided herein, the Company shall forthwith file, at each office designated for the conversion of the Preferred Share, a statement, signed by the Chief Executive Officer or the Chief Financial Officer of the Company, showing in reasonable detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment and the Company shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to the holder of the Preferred Share at the address appearing in the Company’s records.

(j)           TRANSFER.  If the Preferred Share is transferred to a person or entity who is not an Affiliate of Time Warner, Inc., the Preferred Share shall automatically convert into shares of Common Stock in accordance with Section (h)(2) hereof.

(k)           HEADINGS.  The headings of the Sections of this Certificate of Designation are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

(l)           WAIVER.  Any waiver or amendment of the rights of the holder of the Preferred Stock set forth herein shall require the affirmative consent or vote of the holder of the Preferred Stock, voting as a separate class.

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